GKN PLC

06010234

**GKN plc**
PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

19 December 2005

The United States Securities and Exchange Commission
**Exemption File 82-5204**
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

SUPPL

SEC MAIL PROCESSING SECTION
RECEIVED
JAN 11 2006
WASH. D.C. 185

Dear Sirs, New GKN PLC

**GKN plc – Changes in responsibilities of Non-Executive Directors**

For your information I enclose a copy of today's announcement.

Yours faithfully,

S. De Ritter

**Sandie De Ritter**

Enc

PROCESSED
JAN 13 2006
THOMSON
FINANCIAL

*Regulatory Announcement*

**GKN plc announces changes in responsibilities of Non Executive Directors**

Following completion of nine years' service by Baroness Hogg as a Non Executive Director, she will cease to be the Senior Independent Director of the Company with effect from 31st December 2005. She will continue as Deputy Chairman of the Company until her retirement from the Board at the AGM on 12th May 2006.

With effect from 1st January 2006, Sir Ian Gibson is appointed Senior Independent Director.

Sir Peter Williams, also with effect from 1st January 2006, is appointed Chairman of the Remuneration Committee. As a consequence, on the same date, John Sheldrick will take over from Sir Peter Williams as Chairman of the Audit Committee.

19th December 2005